[RIDER FOR TAX EXEMPT SERIES FUND: John Hancock Massachusetts Tax-Free Income Fund and John Hancock New York Tax-Free Income Fund]

On November 15, 2012, a Special Meeting of the Shareholders of John Hancock Tax-Exempt Series Fund and each of its series, including for John Hancock Massachusetts Tax-Free Income Fund and John Hancock New York Tax-Free Income Fund, was held at 601 Congress Street, Boston, Massachusetts, for the purpose of considering and voting on the following proposal:

Proposal: Election of thirteen (13) Trustees as members of the Board of Trustees of John Hancock Tax-Exempt Series Fund.

	Total Votes for the Nominee	Total Votes Withheld from the Nominee
Independent Trustees
Charles L. Bardelis	9,979,481.77	374,984.67
Peter S. Burgess	10,179,276.29	175,190.15
William H. Cunningham	10,178,553.36	175,913.07
Grace K. Fey	10,176,099.03	178,367.41
Theron S. Hoffman	9,977,980.92	376,485.52
Deborah C. Jackson	10,175,038.24	179,428.20
Hassell H. McClellan	10,177,775.26	176,691.18
James M. Oates	10,178,553.36	175,913.07
Steven R. Pruchansky	9,979,481.77	374,984.67
Gregory A. Russo	10,178,215.32	176,251.12
Non-Independent Trustees
James R. Boyle	10,179,276.29	175,190.15
Craig Bromley	10,177,775.26	176,691.18
Warren A. Thomson	10,177,775.26	176,691.18